Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Three and Nine Months Ended

September 30, 2012

November 1, 2012

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated November 1, 2012 is intended to supplement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2012 (the “consolidated interim financial statements”). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc. is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), annual MD&A, audited consolidated financial statements, and Management Information Circular, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited and “Hudbay Peru” refers to HudBay Peru Inc., both wholly-owned subsidiaries of Hudbay. “WPCR” refers to the White Pine Copper Refinery Inc., which was sold during the second quarter of 2011. “Zochem” refers to Zochem Inc., which was sold during the fourth quarter of 2011.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, continued production at our 777 and Lalor mines, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to develop our Lalor, Constancia and Reed projects and the anticipated scope of, cost of and development plans for, these projects, anticipated timing of our projects and events that may affect our projects, our expectation that we will receive the remaining US$250 million deposit payment under the precious metals stream transaction with Silver Wheaton Corp., the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•             the success of mining, processing, exploration and development activities;

•             the accuracy of geological, mining and metallurgical estimates;

•             the costs of production;

•             the supply and demand for metals we produce;

•             the volatility of commodity prices;

•             the volatility in foreign exchange rates;

•             the supply and availability of concentrate for our processing facilities;

•             the supply and availability of reagents for our concentrators;

•             the availability of third party processing facilities for our concentrate;

•             the supply and availability of all forms of energy and fuels at reasonable prices;

•             the availability of transportation services at reasonable prices;

•             no significant unanticipated operational or technical difficulties;

•             the availability of financing for our exploration and development projects and activities;

•             the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•             the timing and receipt of various regulatory and governmental approvals;

•             the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•             maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project;

•             no significant unanticipated challenges with stakeholders at our various projects;

•             no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•             no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•             the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•             any assumptions related to taxes, including, but not limited to current tax laws and regulations; and

•             no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments, as well as the risks discussed under the heading “Liquidity and Capital Resources” in this MD&A and the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form, Form 40-F and MD&A dated August 14, 2012.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the mining industry technical terms in Schedule A “Glossary of Mining Terms” of our AIF for the fiscal year ended December 31, 2011, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in our Form 40-F filed on EDGAR on April 2, 2012 (File No. 001-34244).

Presentation of Non-IFRS Financial Performance Measures

We use operating cash flow per share and cash costs per pound of copper sold as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 33 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice President, South America. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper project in Peru. We also have equity investments in a number of junior exploration companies. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange and the New York Stock Exchange.

HIGHLIGHTS

•             Production of all metals in concentrate and unit operating costs remain in line with full year guidance.

•             Third quarter operating cash flow before stream deposit and change in non-cash working capital decreased to $21.5 million, mainly due to the planned permanent closure of Trout Lake in June 2012 and unusually high sales volumes in the same period of 2011 when excess inventory was drawn down.

•             First ore produced at Lalor in the quarter; commercial production from the ventilation shaft expected in the second quarter of 2013.

•             US$1.5 billion Constancia copper project commenced full construction with board approval granted in August 2012.

•             US$1.25 billion of capital secured through long-term bond financing and precious metals stream to fund development projects.

•             Three drills targeting resource expansion at Pampacancha and exploration at Chilloroya.

In the third quarter of 2012, we recorded a loss and loss per share of $6.1 million and $0.03, respectively, compared to a loss of $41.1 million and $0.23, respectively, in the third quarter of 2011.

The loss in the third quarter of 2011 included a loss on disposal of $22.5 million associated with the sale of the Fenix project and an impairment of $5.9 million as a result of the disposal of our Zochem operation. In addition, a significant decline in long-term Canadian risk-free interest rates during the third quarter of 2011 resulted in an increase in the present value of our decommissioning and restoration liabilities and required the recognition of a corresponding deferred tax expense of $7.9 million. We also recorded $19.0 million in deferred tax expense as a result of changes to Peruvian mining tax laws.

The third quarter of 2012 loss was affected by the following significant items, which we do not view as part of our core operations:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Impairments and mark-to-market adjustment related to junior mining investments	(3.5)	(3.5)	(0.02)
Transaction costs related to precious metals stream transaction and senior unsecured notes	(3.4)	(2.5)	(0.01)
Foreign exchange losses	(13.5)	(12.1)	(0.07)

Also affecting earnings in the third quarter of 2012 were provisional pricing adjustments which resulted in an increase to our revenue of $5.4 million ($3.3 million after-tax, or $0.02 per share) as a result of the increase in copper, gold and silver prices during the quarter, together with gains of $4.2 million ($3.1 million after-tax, or $0.02 per share) on forward zinc purchase contracts related to fixed price customer sales due to an increase in zinc prices during the quarter.

Key Financial and Production Results

Financial Condition ($000s)	Sep. 30, 2012	Dec. 31, 2011
Cash and cash equivalents	1,498,981	899,077
Working capital	1,420,646	841,705
Total assets	3,448,967	2,448,820
Equity(1)	1,751,060	1,813,163

		Three Months Ended		Nine Months Ended
Financial Performance ($000s except per share and cash cost amounts)		Sep. 30 2012	Sep. 30 2011	Sep. 30, 2012	Sep. 30, 2011
Revenue		144,659	212,335	521,555	636,503
Profit before tax		4,960	37,473	28,814	139,212
(Loss) profit from continuing operations		(6,138)	(16,052)	(28,608)	40,910
Basic and diluted loss per share(1)		(0.03)	(0.23)	(0.15)	(1.14)
Loss for the period		(6,138)	(41,083)	(28,608)	(197,874)

Operating cash flow before stream deposit and change in non-cash working capital		21,487	64,430	133,187	168,119
Operating cash flow per share (2)		0.12	0.37	0.77	1.01

Cash cost per pound of copper sold (2)		$0.75	$0.74	$0.75	$0.41
Production (contained metal in concentrate)(3)
Copper	(tonnes)	9,920	14,264	31,426	40,490
Zinc	(tonnes)	20,371	18,160	62,495	54,246
Gold	(troy oz.)	18,496	24,749	65,644	67,551
Silver	(troy oz.)	217,047	233,868	625,563	630,601
Metal Sold
Contained metal in concentrate(4)
Copper	(tonnes)	8,976	15,222	32,781	39,025
Gold	(troy oz.)	9,242	21,784	57,736	62,245
Silver	(troy oz.)	78,920	147,825	476,395	517,197
Refined zinc	(tonnes)	24,247	23,587	73,050	73,946

(1)	Attributable to owners of the Company.
(2)

Operating cash flow per share and cash cost per pound of copper sold are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 33 of this MD&A.

(3)	Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
(4)	Amounts in 2011 also include minimal amounts of copper cathode and anode, which were sold during the first quarter only.

DEVELOPMENT AND EXPLORATION UPDATE

Construction Commences at Constancia

On August 8, 2012, our Board of Directors approved a US$1.5 billion investment in our 100% owned Constancia copper project in Peru. The Constancia development schedule contemplates nine quarters of construction, with initial production in late 2014 and full production commencing in the second quarter of 2015.

Of our US$1.5 billion capital construction budget, we have invested approximately US$154 million on the project to September 30, 2012 and have entered into an additional US$321.5 million in commitments for the project.

Front-end engineering and design work at Constancia is complete. The principal beneficiation concession (construction permit) was granted in June 2012 and other required permits are expected in the ordinary course. Site activity to date includes the completion of a 2,100 bed camp, which is scheduled to expand to 3,000 beds by the end of 2012 to accommodate peak construction needs. Mobilization of the EPCM contractor is complete and the plant site earthworks are underway. Our major earthworks contractor has mobilized and is currently constructing the tailings management facility, haul roads and water diversion infrastructure. We have also awarded a contract for the concrete installation for the plant construction. Geotechnical drilling and sampling is complete. Modeling of updated hydrogeological testing is continuing and an updated model is expected in November 2012. Permits have been received for the final 10 monitoring wells on the north side of the open pit site and drilling will continue through the balance of 2012.

Major long lead items are secured and include mills, crushers, flotation cells, pumps, regrind mills and mine equipment, including trucks, shovels and drills. Bids have been received from multiple electrical power providers and the costs and availability are expected to fall within operating cost budget assumptions. In addition, a contract was executed for the construction of the 70 kilometre power transmission line from Tintaya. The principal port operator has provided assurances that the concentrate shipments can be accommodated and discussions are currently focused on optimizing the storage and loading methodologies.

In accordance with agreements entered into with local communities, relocation of affected families is underway with the construction of new housing in progress. Construction of homes for the 14 families that are scheduled to be moved from the project site later this year is advancing. The remaining 22 families are scheduled to be relocated during 2013.

The project is on schedule, which currently contemplates that the remaining capital spending on the project will occur over the 2012 - 2014 period as follows:

(in US$ millions)
Q4 2012	230
2013	900
2014	262
Total estimated future capital spending	1,392
Total spent in Q1 - Q3 2012	154
Total	1,546

On August 8, 2012, we also announced updated estimates of reserves and resources for Constancia and Pampacancha, as follows:

Constancia Mineral Reserves - August 8, 2012

Category	M (Tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu Eq(1) (%)
Proven	349	0.37	100	3.29	0.043	0.49
Probable	54	0.24	60	2.98	0.035	0.33
Total	403	0.35	96	3.25	0.042	0.47

Pampacancha Mineral Reserves - August 8, 2012

Proven	10	0.54	170	4.20	0.318	0.87
Probable	37	0.46	140	4.56	0.276	0.76
Total	47	0.48	149	4.49	0.285	0.78

(1) Not accounting for recovery

The remaining mineral resources shown in the table below are exclusive of the mineral reserves above:

Constancia Mineral Resources(1),(2) - November 2, 2011

Category	M (Tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu Eq(3) (%)
Measured	119	0.23	62	2.3	0.038	0.31
Indicated	344	0.20	58	2.0	0.034	0.27
Total - Measured and Indicated	463	0.21	59	2.0	0.035	0.28
Inferred	219	0.19	49	1.8	0.032	0.25

Pampacancha Mineral Resources (2),(4) - April 2, 2012

Inferred	4	0.41	103	6.2	0.207	0.67

(1)The Constancia mineral resources reported at a 0.12% copper cut-off

(2) Mineral resources are not mineral reserves, as they have not demonstrated economic viability

(3) Not accounting for recovery

(4) The Pampacancha mineral resources are reported at a 0.20% copper cut-off

For additional information on our Constancia project reserves and resources, please refer to our press release dated August 8, 2012 entitled “Hudbay Begins Construction of Constancia Copper Mine in Peru and Announces Precious Metals Stream Transaction”, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Lalor Starts Production

We have invested approximately $305 million of the $704 million capital construction budget for our wholly owned Lalor project near Snow Lake, Manitoba to September 30, 2012 and have entered into an additional $75.7 million in commitments for the project.

The project is on schedule, which currently contemplates that the remaining capital spending on the project will occur over the 2012 - 2014 period as follows:

(in $ millions)
Q4 2012	23
2013	162
2014	214
Total estimated future capital spending	399
Total spent in 2010/2011	206
Total spent in Q1 - Q3 2012	99
Total(1)	704

(1) The total project budget does not reflect income tax credits associated with new mine status for income tax purposes, which will be netted against capitalized assets.

During the third quarter of 2012, we commissioned the hoisting system in the main ventilation shaft which is now capable of hoisting 1,400 tonnes of combined ore and waste per day. First ore production from the base metal lens #10 began in August, and to the end of September we had hoisted over 14,000 tonnes of ore. Underground mobile equipment was delivered during the quarter and we are now in the process of commissioning the fleet. The Chisel North workforce has been transitioned to Lalor and has established ore faces on the 810 and 825 metre levels. The contractor is continuing to ramp from the 840 metre level to the 910 metre level and will develop to the 910 metre production shaft station.

The main production shaft is now sunk to approximately 325 metres and is 33% completed. Water bearing seams slowed advance in September; however, the shaft has progressed beyond the level where water seepage occurred and the advance is continuing.

Lalor ore will be processed at the nearby Snow Lake concentrator until completion of the production shaft and new concentrator, which is expected in late 2014. A new copper flotation circuit was installed in the Snow Lake concentrator to maximize copper recoveries from Lalor ore until processing shifts to the new concentrator. The first full year of production from the main production shaft is expected in 2015.

Basic engineering for the new concentrator is ongoing with value engineering reviews and design optimization underway. We have placed orders for the surface crusher and the SAG and ball mills and delivery of these items remains on schedule.

We have submitted an application for an Environmental Act licence for the Lalor mine, which will allow for production from the main production shaft. We expect to submit applications for Environmental Act licences for the new concentrator and tailings facility expansion in the fourth quarter of 2012 and the fourth quarter of 2013, respectively.

Given the nature of the Lalor project, we expect to refer to two phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project is expected to include the main ventilation shaft and associated surface and underground workings that will contribute to the production of ore between 2012 and 2014. We expect to achieve commercial production for accounting purposes for the first phase in the second quarter of 2013. The second phase of the project is expected to include the main production shaft and the new Lalor concentrator, and we expect to achieve commercial production for accounting purposes for the second phase in the first half of 2015.

Reed Copper Project Development Progressing on Schedule

During the third quarter, our focus for our 70% owned Reed copper project near Flin Flon, Manitoba was the completion of the portal trench excavation. Of our $72 million capital construction budget for our Reed project, we have invested approximately $16 million on the project to September 30, 2012 and have entered into an additional $13.3 million in commitments for the project.

We have completed the installation of the new office and dry complex, installed power to the ramp and site via onsite diesel generators, poured the foundations for the shop and warehouse, and installed a ventilation fan, silencers and heater at the portal in preparation for ramp development and onset of winter conditions.

Our workforce of development miners, electricians and mechanics are staying at an onsite camp. Necessary materials and mobile equipment for initial ramp development is onsite, and the first portal development round was taken in October. We are in the process of preparing the Environmental Act licence application for the Reed copper project and plan to submit it to the provincial government in the fourth quarter of 2012.

The project is on schedule, which currently contemplates that the remaining capital spending on the project will occur over the 2012 - 2014 period as follows:

(in $ millions)
Q4 2012	15
2013	32
2014	9
Total estimated future capital spending	56
Total spent in Q1 - Q3 2012	16
Total	72

We expect initial production at the Reed copper project by the fourth quarter of 2013 and full production of approximately 1,300 tonnes per day by the first quarter of 2014.

Exploration Update

	Nine Months Ended		Annual
	Sep. 30, 2012	Sep 30, 2011	2012
($ millions)(1)	Actual	Actual	Guidance
Manitoba	13	21	31
South America	13	6	13
Other North America	8	10	10
Total exploration expenditures	34	37	54
Capitalized spending	(1)	—	(5)
Total exploration expense	33	37	49

(1)Amounts are net of investment tax credits where applicable.

We have scaled back overall generative exploration activities in favour of brownfields targets near the proven reserves at 777, Lalor, and Constancia. At Manitoba, additional investment tax credits were received based on the Lalor new mine tax status. As a result, exploration expenses in Manitoba are expected to decrease by $7.5 million for the full year.

Constancia Exploration Update

Exploration is ongoing at the Constancia project with three diamond drills. Two drills are concentrated on infill drilling and step out drilling at Pampacancha.

The objective of this drilling campaign is to expand the current resource outside the known reserve pit shell. To date, this strategy has yielded positive results including step out drill hole PO-12-120, which intersected 2.03% copper and 0.88 g/t gold over 60.4 metres at a location approximately 50 metres (horizontal distance) to the west of the established resource. Step out drill hole PO-12-110, grading 0.59% copper and 0.33 g/t gold to the east, demonstrates the deposit can also be better defined to the east. Expansion of the known reserves at Pampacancha will provide us with an opportunity to further optimize the mine plan with enhanced grades in the early years of production. Some infill drilling is also being conducted to provide necessary information for mine optimization opportunities.

A third drill has been testing the Chilloroya South skarn target and geophysical anomaly. Favourable geology has been intersected in several drill holes, showing various thicknesses of mineralized skarn. Compilation of this data from exploration program is underway and assays are pending.

A total of 7,372 metres were drilled in the third quarter of 2012 and drilling with three drills is scheduled to continue for the remainder of the year, concentrating on resource expansion and exploration targets.

Highlights from the drill program at Pampacancha are as follows:

Area	Hole	Length (m)	From (m)	To (m)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu Eq (1) (%)
Pampacancha	PO-12-110	13.90	25.50	39.40	0.59	0.01	0.33	9.17	0.95
	PO-12-111	19.40	124.30	143.70	1.42		0.94	10.25	2.09
	PO-12-112	34.50	4.25	38.75	0.29		0.45	2.31	0.60
		16.90	46.00	62.90	0.37	0.03	0.50	1.35	0.81
		23.30	160.40	183.70	0.38		0.15	6.15	0.57
		18.35	263.30	281.65	0.32		0.06	6.25	0.45
	PO-12-113	17.10	10.00	27.10	0.52	0.03	0.13	4.81	0.77
	PO-12-114	No significant mineralization
	PO-12-115	55.00	55.00	110.00	0.63	0.03	0.25	4.24	0.96
		19.20	271.80	291.00	0.53		0.23	12.59	0.81
	PO-12-116	No significant mineralization
	PO-12-118	No significant mineralization
	PO-12-120	60.40	153.05	213.45	2.03		0.88	13.61	2.70
	Included	48.85	155.00	203.85	2.39		0.90	14.10	3.08

(1)

Calculated using commodity prices of US$1,100/oz Au, US$22.00/oz Ag, US$2.75/lb Cu and US$13.00/lb Mo. Copper cut-off reported as 0.2%. Composited intersections are reported as core length and do not represent true width.

For further details, please refer to our November 1, 2012 press release titled “Hudbay Releases Third Quarter 2012 Results”.

OPERATIONS REVIEW

Health and Safety

For the three months ended September 30, 2012, we did not experience any lost time accidents (including contractors) compared to 0.3 per 200,000 hours worked in the same period in 2011. Year-to-date, we have recorded a lost time accident frequency of 0.3 compared to 0.2 in 2011.

Mines

		Three Months Ended		Nine Months Ended		Guidance
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
		2012	2011	2012	2011	Annual 2012
777
Ore	tonnes	351,685	366,566	1,125,820	1,109,393	1,553,000
Copper	%	2.31	3.23	2.41	3.18	2.30
Zinc	%	4.29	3.66	4.33	3.60	4.30
Gold	g/tonne	1.89	2.50	2.16	2.30	1.90
Silver	g/tonne	27.10	28.48	26.37	25.68	28.00
Trout Lake
Ore	tonnes	—	123,089	247,867	380,206	230,000
Copper	%	—	1.91	2.03	2.12	1.80
Zinc	%	—	3.00	3.65	3.40	2.30
Gold	g/tonne	—	1.23	2.23	1.13	1.50
Silver	g/tonne	—	13.51	13.65	12.41	7.10
Chisel North Zinc Ore
Ore	tonnes	39,431	40,669	135,810	148,316	108,000
Zinc	%	9.53	10.64	8.78	7.82	7.10
Chisel North Copper Ore
Ore	tonnes	14,454	22,516	50,970	51,083	57,000
Copper	%	1.66	1.40	1.61	1.50	1.60
Zinc	%	2.02	1.98	2.50	2.31	0.90
Gold	g/tonne	2.09	1.70	2.43	2.19	2.10
Silver	g/tonne	20.43	17.57	24.38	22.05	20.60
Lalor
Ore	tonnes	14,367	—	14,367	—	86,000
Copper	%	0.97	—	0.97	—	0.40
Zinc	%	10.76	—	10.76	—	10.10
Gold	g/tonne	2.61	—	2.61	—	1.10
Silver	g/tonne	27.19	—	27.19	—	16.90
Total Mines
Ore	tonnes	419,937	552,840	1,574,834	1,688,998	—
Copper	%	2.05	2.64	2.13	2.63	—
Zinc	%	4.92	3.96	4.61	3.88	—
Gold	g/tonne	1.80	2.06	2.06	1.89	—
Silver	g/tonne	27.10	25.94	25.13	23.14	—

			Three Months Ended		Nine Months Ended		Guidance
			Sep. 30	Sep. 30	Sep. 30	Sep. 30
Unit Operating Costs			2012	2011	2012	2011	Annual 2012
Mines
777	$	/tonne	41.63	36.58	40.51	36.20	38-42
Trout Lake	$	/tonne	—	84.53	56.15	90.28	60-74
Chisel North	$	/tonne	64.83	83.95	92.36	85.25	93-114
Total Mines	$	/tonne	44.71	52.67	49.20	54.16

777 Mine

Ore production at our 777 mine for the third quarter of 2012 remained fairly consistent compared to the same period in 2011. Copper, gold and silver grades in the third quarter of 2012 were lower compared with the grades in the third quarter of 2011 by 28%, 24% and 5%, respectively, while zinc grades were higher in the third quarter of 2012 by 17% due to the sequencing of stopes. Operating costs per tonne of ore in the third quarter of 2012 were 14% higher, compared to the same period in 2011, primarily due to reduced volume in 2012 and lower costs experienced in the third quarter of 2011 as a result of eliminating contractor work that was budgeted in 2011.

2012 year-to-date ore production remained fairly consistent compared to the same period in 2011. The copper and gold grades recovered year-to-date were lower by 24% and 6%, respectively, compared to the same period in 2011, while zinc and silver grades were higher by 20% and 3%, respectively, due to sequencing of stopes. Year-to-date operating costs were 12% higher, compared to the same period in 2011, primarily due to scheduled annual increases in labour costs, additional ground support requirements in the first half of 2012 and the timing of maintenance. Full year copper and gold grades are expected to be moderately higher than previous guidance, based on production to date in 2012.

Trout Lake Mine

We closed our Trout Lake mine on June 29, 2012 after more than 30 years of operation and there was no activity in the third quarter. In the first half of the year, ore production at Trout Lake decreased by 35% compared to the same period in 2011 due to the closing of the mine. In addition, copper grades were 4% lower, zinc grades 7% higher, gold grades 97% higher and silver grades 10% higher year-to-date in 2012, compared to the same period in 2011. Operating costs per tonne of ore mined were 38% lower in the first half of 2012, compared to the same period in 2011 as development costs were lower, less ground control work was conducted, fewer consumables were used and fixed cost labour resources were transitioned to the 777 North Project and 777 Mine.

Chisel North Mine

Total ore production at Chisel North mine for the third quarter of 2012 was 15% lower than the third quarter in 2011 due to timing and loss of flexibility of available stopes toward the end of the mine life. Operating costs per tonne of ore for the third quarter of 2012 were 23% lower, compared to the third quarter of 2011. The remaining tonnage in this mine was located in pillars in areas that are well developed and the method used to extract the ore was low cost.

Ore production at Chisel North for year-to-date 2012 was 6% lower, compared to the same period in 2011 due to timing of the extraction of the pillars. Year-to-date 2012 zinc ore grades have been 12% higher than the same period in 2011 due to excellent recoveries from the pillars mined in 2012. Operating cost per tonne year-to-date 2012 were 8% higher than the same period in 2011 as development costs are no longer being capitalized.

Production at the Chisel North mine ended on September 30, 2012.

Concentrators

		Three Months Ended		Nine Months Ended		Guidance
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
		2012	2011	2012	2011	Annual 2012
Flin Flon Concentrator
Ore	tonnes	458,959	534,222	1,457,723	1,515,032	1,840,000
Copper	%	2.33	2.82	2.33	2.84	—
Zinc	%	4.26	3.36	4.15	3.47	—
Gold	g/tonne	2.03	2.10	2.19	1.99	—
Silver	g/tonne	26.95	23.81	24.07	22.08	—
Copper concentrate	tonnes	40,070	58,779	130,881	164,294	—
Concentrate grade	% Cu	24.76	24.27	24.01	24.65	—
Zinc concentrate	tonnes	31,180	28,582	97,873	85,319	—
Concentrate grade	% Zn	52.61	52.05	51.64	51.38	—
Copper recovery	%	92.7	94.7	92.7	94.1	93
Zinc recovery	%	83.9	82.9	83.6	83.4	85
Gold recovery	%	61.9	68.9	64.0	70.1	70
Silver recovery	%	54.6	57.2	55.4	58.7	—
Snow Lake Concentrator
Ore	tonnes	43,498	38,506	139,849	147,173	190,000
Zinc	%	9.31	8.73	8.78	7.35	—
Zinc concentrate	tonnes	7,514	6,327	23,099	20,392	—
Concentrate grade	% Zn	52.80	51.89	51.75	51.05	—
Zinc recovery	%	98.0	97.6	97.4	96.3	95

		Three Months Ended		Nine Months Ended		Guidance
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
Unit Operating Costs		2012	2011	2012	2011	Annual 2012
Concentrators
Flin Flon	$ /tonne	13.89	11.23	13.13	12.92	12-15
Snow Lake	$ /tonne	42.19	31.00	36.04	26.78	32-37

		Three Months Ended		Nine Months Ended		Guidance
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
		2012	2011	2012	2011	Annual 2012
Manitoba contained metal in concentrate
Copper	tonnes	9,920	14,264	31,426	40,490	35,000-40,000
Zinc	tonnes	20,371	18,160	62,495	54,246	70,000-85,000
Gold	troy oz.	18,496	24,749	65,644	67,551	—
Silver	troy oz.	217,047	233,868	625,563	630,601	—

Precious metals(1)	troy oz.	22,832	30,180	77,322	82,451	85,000-105,000

(1)     Precious metals include gold and silver production. For precious metals production, silver is converted to gold using the average gold and silver realized sales prices during the period. For precious metals guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the third quarter of 2012, ore processed decreased 14% compared to the same period in 2011 as a result of the Trout Lake mine closure and reduced ore from Chisel North. Compared to the third quarter of 2011, copper and gold head grades were 17% and 3% lower, respectively, while zinc and silver head grades were 27% and 13% higher, respectively, as a result of normal mine sequencing. Recoveries of copper and zinc to concentrate in the third quarter of 2012 remained fairly consistent compared to the same period in 2011. Recoveries of gold and silver were 10% and 5% lower, respectively, compared to the third quarter of 2011 as a result of supply constraints for reagents. Operating cost per tonne of ore processed in the third quarter of 2012 increased by 24%, largely due to reduced ore tonnage treated in Flin Flon.

Year-to-date 2012, ore processed was 4% lower than the same period in 2011. Copper head grade was 18% lower, while zinc, gold and silver head grades were 20%, 10% and 9% higher, respectively, than the same period in 2011. This was a result of normal mine sequencing. Recoveries of copper and zinc to concentrate year-to-date 2012 remained fairly consistent compared to the same period in 2011. Recoveries of gold and silver were 9% and 5% lower, respectively, compared to the same period in 2011 as a result of supply constraints on collection reagents. Operating costs per tonne of ore processed year-to-date 2012 were 2% higher than the same period in 2011, primarily related to ore throughput reductions as a result of the Trout Lake mine closure.

Full year gold recoveries are expected to be moderately lower than guidance due to reagent supply constraints. However, due to higher expected gold grades and ore volume, full year precious metals production is expected to be in-line with guidance.

Snow Lake Concentrator

During the third quarter of 2012, the concentrator treated 13% more tonnes of zinc than in the third quarter of 2011, at a grade 7% higher and a recovery similar to the third quarter of 2011. Operating costs for the third quarter increased 36% from the same period in 2011, consistent with our expectations due to transitional work to process Lalor ore in the future. We are incurring additional manpower and costs related to training in 2012 to prepare for increased concentrator throughput in 2013.

Year-to-date 2012 ore processed was 5% lower in 2012 than the same period in 2011 mainly as a result of the depletion of the Chisel North ore body. The year-to-date 2012 zinc ore head grades were higher by 19%, and zinc recovery to concentrate remained consistent with the same period in 2011. The 2012 year-to-date operating costs of ore processed were 35% higher than the same period in 2011 due to reduced ore throughput, the timing of maintenance work and transitional costs in preparation for processing Lalor ore production. Full year ore milled is expected to be moderately higher than previous guidance based on year-to-date production in 2012.

The rate of overall contained metal in concentrate production in the second half of 2012 is expected to be lower than in the first half of 2012, due to the closure of the Chisel North mine.

Metallurgical Facilities

		Three Months Ended		Nine Months Ended		Guidance
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
Zinc Production		2012	2011	2012	2011	Annual 2012
Zinc Concentrate Treated
Domestic	tonnes	33,903	33,688	102,555	113,449	164,000
Purchased	tonnes	20,172	16,572	39,471	45,909	56,000
Total	tonnes	54,075	50,260	142,026	159,358	220,000
Refined Metal Produced
Domestic	tonnes	17,456	17,282	50,262	54,431	—
Purchased	tonnes	10,920	8,740	20,496	23,364	—
Total	tonnes	28,376	26,022	70,758	77,795	—

		Three Months Ended		Nine Months Ended		Guidance
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
Unit Operating Costs		2012	2011	2012	2011	Annual 2012
Zinc Plant	$/lb. Zn	0.31	0.33	0.37	0.35	0.32-0.37

Zinc Plant

Production of cast zinc in the third quarter of 2012 was 9% higher than the same quarter in 2011, primarily as a result of increased availability of purchased concentrate. Operating costs per pound of zinc metal produced were 6% lower during the third quarter of 2012, compared to the same period in 2011, as a result of the increased unit volume.

For year-to-date 2012, production was 9% lower than in the same period in 2011, resulting from reduced concentrate availability in the first half of 2012. Year-to-date 2012 operating costs per pound were 6% higher than the same period in 2011 as a result of the lower refined metal production in 2012.

Due to the timing of purchased concentrate deliveries, volumes of zinc concentrate treated at the zinc plant are expected to be approximately 5% lower than initial 2012 guidance, although the difference is expected to be available at the end of 2012 as concentrate inventory available for processing in 2013. This change, which also impacts finished zinc production, is not expected to materially affect net earnings or operating cash flow.

Metal Sold

		Three Months Ended		Nine Months Ended
		Sep. 30	Sep. 30	Sep. 30	Sep. 30
		2012	2011	2012	2011(1)
Contained metal in concentrate
Copper	tonnes	8,976	15,222	32,781	39,025
Gold	troy oz.	9,242	21,784	57,736	62,245
Silver	troy oz.	78,920	147,825	476,395	517,197
Refined zinc	tonnes	24,247	23,587	73,050	73,946

(1)     Amounts in 2011 also include minimal amounts of copper cathode and anode which were sold during the first quarter only.

FINANCIAL REVIEW

Financial Results

In the third quarter of 2012, we recorded a loss of $6.1 million compared to a loss of $41.1 million for the third quarter of 2011. Year-to-date 2012, we recorded a loss of $28.6 million compared to a loss of $197.9 million in the same period in 2011.

Significant variances affecting our results, compared to the same periods in 2011, are as follows:

	Three Months Ended	Nine Months Ended
(in $ millions)	Sep. 30, 2012	Sep. 30, 2012

Increase (decrease) in components of profit or loss:
Revenues	(67.7)	(114.9)
Cost of sales
Mine operating costs	39.1	31.4
Depreciation and amortization	12.1	23.5
Impairment loss	5.9	5.9
Selling and administrative expenses	(2.3)	1.9
Exploration and evaluation	4.9	4.0
Other operating income	0.1	(2.2)
Other operating expenses	(0.3)	—
Finance income	(0.8)	(1.1)
Finance expenses	(2.7)	(7.4)
Other finance losses	(20.7)	(51.5)
Tax	42.4	40.9

Increase (decrease) in loss from continuing operations compared to the same period in 2011	10.0	(69.5)
Change in loss from discontinued operations	25.0	238.8

Decrease in loss for the period	35.0	169.3

The amount of the loss in the third quarter of 2012 decreased by $35.0 million compared to the same period in 2011 primarily as a result of the loss from discontinued operations of $22.5 million that was recorded in the third quarter of 2011 and an impairment of $5.9 million on our Zochem operation, which was subsequently sold in the fourth quarter of 2011. Gross profit was lower in the third quarter of 2012 compared to the same period in 2011 as a result of lower revenues mainly due to lower copper and gold volumes, partially offset by lower cost of sales. For additional details on revenue and cost of sales variances see below. As a result of the lower gross profit, the tax expense was lower in the third quarter of 2012, resulting in a lower loss for the period compared to the third quarter of 2011. In the third quarter of 2012, there was a foreign currency loss of $13.5 million for the quarter as a result of strengthening of the Canadian dollar against the US dollar. Contributing to the higher loss in 2011 was a significant decline in long-term Canadian risk-free interest rates during the third quarter of 2011 which resulted in an increase in the present value of our decommissioning and restoration liabilities and required the recognition of a corresponding deferred tax expense of $7.9 million. During the same quarter we recorded a $19.0 million deferred tax expense as a result of changes to Peruvian mining tax laws.

The amount of the 2012 year-to-date loss decreased by $169.3 million, compared to the same period in 2011, primarily as a result of the loss from discontinued operations of $238.8 million recorded in 2011. The gross profit was lower in 2012 as a result of lower revenues partially offset by lower cost of sales. In addition to the lower profit margin, there was an increase in other finance losses of $51.5 million mainly related to impairment losses on available-for-sale investments and foreign exchange losses.

Revenue decreased in the third quarter of 2012

Total revenue for the third quarter of 2012 was $144.6 million; $67.7 million lower than the same quarter in 2011 mainly due to lower sales volumes compared to the third quarter of 2011, when we drew down on unusually high copper concentrate inventory, as well as reduced gold sales volumes in the third quarter of 2012 compared to production volumes.

Year-to-date 2012 revenue was $521.6 million, $114.9 million lower than the same period in 2011 mainly as a result of lower sales volumes, similar to the description above and lower metals prices. The following table provides further details of this variance:

(in $ millions)	Three Months Ended Sep. 30, 2012	Nine Months Ended Sep. 30 2012

Metal prices(1)
Higher (lower) copper prices	0.8	(32.5)
Lower zinc prices	(6.4)	(19.5)
Higher gold prices	0.1	4.5

Sales volumes
Lower copper sales volumes	(51.4)	(50.2)
Higher (lower) zinc sales volumes	1.4	(1.9)
Lower gold sales volumes	(21.9)	(7.5)

Other
Favourable movement in foreign exchange rates	3.3	15.8
Derivative mark-to-market	7.4	8.8
Sales in 2011 of copper bearing material recovered from copper smelter and WPCR after closure	(0.4)	(16.9)
Other volume and pricing differences, including loss of premiums on zinc oxide sales after sale of Zochem in November 2011	(6.2)	(23.7)
Effect of lower treatment and refining charges	5.6	8.2

Decrease in revenue in 2012 compared to 2011	(67.7)	(114.9)

(1) See discussion below for further information regarding metal prices.

Our revenue by significant product type is summarized below:

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
(in $ millions)	2012	2011	2012	2011
Copper	73.9	122.7	263.6	337.8
Zinc	54.0	35.1	159.9	117.2
Gold	16.3	37.5	95.7	96.2
Silver	2.7	5.9	14.7	18.9
Zinc Oxide(1)	—	18.4	—	68.9
Other	1.7	2.2	4.9	22.7
Gross revenue	148.6	221.8	538.8	661.7
Less: treatment and refining charges	(4.0)	(9.5)	(17.2)	(25.2)

Revenue	144.6	212.3	521.6	636.5

(1) As a result of our sale of Zochem during the fourth quarter of 2011, we do not have zinc oxide sales in 2012.

Our realized prices for the third quarter of 2012 and 2011 are summarized below:

			Realized prices(1) for quarter ended			Realized prices(1) for nine months ended
		LME Q3	Sep. 30	Sep. 30	LME YTD	Sep. 30	Sep. 30
		2012(2)	2012	2011	2012 (2)	2012	2011
Prices in US$
Copper	US$/lb.	3.50	3.76	3.75	3.61	3.64	4.02
Zinc(3)	US$/lb.	0.86	0.94	1.06	0.88	0.97	1.08
Gold(4)	US$/troy oz.	1,656	1,757	1,776	1,653	1,645	1,584
Silver(4)	US$/troy oz.	29.91	34.64	41.25	30.65	30.63	37.44

Prices in C$
Copper	C$/lb.	3.48	3.73	3.66	3.62	3.65	3.93
Zinc(3)	C$/lb.	0.85	0.93	1.04	0.88	0.97	1.06
Gold(4)	C$/troy oz.	1,647	1,764	1,732	1,655	1,658	1,546
Silver(4)	C$/troy oz.	29.72	34.69	40.22	30.69	30.79	36.53
Exchange rate	US$1 to C$		0.99	0.98		1.00	0.98

(1)

Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices for copper in 2011 reflect an average of prices realized for copper cathode and spent anode sales and sales of contained copper in concentrate. Realized prices for gold and silver in 2011 reflect an average of prices realized for precious metals slimes and spent anode sales and sales of contained gold and silver in concentrate.

(2)	LME average for copper and zinc prices.
(3)

Zinc revenues include unrealized gains and losses related to forward zinc purchase contracts that are not included in the above realized prices. For the quarter, the unrealized components of these derivatives resulted in a gain of US$0.002/lb. for zinc.

(4)

Since August 1, 2012, gold and silver sales have been subject to the precious metals stream transaction with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries, whereas previously we sold gold and silver from our 777 mine as contained metal within our copper concentrate. No sales pursuant to the stream were completed in the third quarter of 2012.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and transfer of risk and title with customers.

Outlook (Refer above to the Forward-Looking Information section on page 2 of this MD&A)

Revenues will continue to be affected by the volume of domestic contained metal production, purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. We expect domestic metal production and purchased zinc concentrates to be moderately lower in 2012 than 2011, and average market prices for copper and zinc in 2012 to date have been somewhat lower than average prices in 2011. Revenues in 2012 are also not expected to benefit from a significant drawdown of excess copper concentrate inventory, which contributed to 2011 revenues.

Cost of sales decreased in the third quarter of 2012

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
($000s)	2012	2011	2012	2011
Detailed cost of sales

Mines
777	14,640	13,409	45,605	40,159
Trout Lake	—	10,404	13,918	34,323
Chisel North	3,493	5,304	17,251	16,998

Concentrators
Flin Flon	6,378	6,000	19,142	19,581
Snow Lake	1,835	1,194	5,039	3,942

Metallurgical plants
Zinc plant	19,072	19,205	57,908	59,488
Zochem	—	2,952	—	14,242

Other
Services and site administration	18,741	14,183	56,114	41,243
Purchased concentrate (before inventory changes)	19,723	14,578	43,560	41,863
Manitoba employee profit sharing	3,325	4,933	13,663	13,669
Net profits interest	5,255	6,034	13,849	16,467
Distribution	7,266	15,238	30,233	34,303
Other	1,237	1,112	2,781	1,859
Changes in domestic inventory	(14,673)	893	(5,643)	(1,763)
Depreciation and amortization	15,032	27,166	55,145	78,624
Adjustments related to zinc Inventory write-downs	(4,635)	5,351	(3,130)	5,351
Asset impairment	—	5,878	—	5,878
Cost of sales, per financial statements	96,689	153,834	365,435	426,227

Total cost of sales for the third quarter of 2012 was $96.7 million, reflecting a decrease of $57.1 million from the third quarter of 2011, mainly due to reduced copper concentrate sales volumes. Costs decreased by $10.4 million as a result of our Trout Lake mine closing on June 30, 2012 and were lower at our Chisel

North mine as a result of its planned closure on September 30, 2012. As a result of our sale of Zochem in the fourth quarter of 2011, we no longer incur costs to convert zinc to zinc oxide. In addition, depreciation and amortization expenses were $12.1 million lower than the same period in 2011 as a result of lower sales volumes and lower amortization costs primarily for Trout Lake and Chisel North. This was partially offset by an increase in purchase concentrate expenses of $5.1 million as a result of increased volume purchased as well as an increase of $4.6 million in service and site administration costs, the majority of which resulted from higher past service pension costs associated with the new collective bargaining agreements.

The cost of sales for the year-to-date 2012 was $365.4 million, reflecting a decrease of $60.8 million from the same period in 2011. This was mainly a result of a decrease in costs of $20.4 million at our Trout Lake mine as a result of the mine’s closure on June 30, 2012 and the sale of Zochem which reduced our year-to-date costs by $14.2 million. In addition we recognized lower depreciation and amortization expense in the period as operations at our Trout Lake and Chisel mines have been extended past their original planned closure dates, therefore reducing per tonne amortization. This was partially offset by a $10.3 million increase in service and administration costs, including approximately $10.5 million of past service pension costs associated with new collective agreements.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 13.

For the third quarter of 2012, other significant variances in expenses, compared to the same period in 2011, include the following:

•             Selling and administrative expenses increased by $2.3 million compared to the same period in 2011. The increase was primarily due to increased expenses for share units resulting from a higher share price and a greater number of outstanding units compared to the same period in 2011, partially offset by a reduction in share-based payment expense in 2012 resulting from fewer unvested stock options and lower stock option expense.

•             Exploration and evaluation expenses decreased by $4.9 million, compared to the same period in 2011, due to a reduction of exploration expenses in Manitoba compared to the same period in prior year. In addition, since we have suspended operations at our Back Forty project in Michigan, there is less exploration activity compared to the same period in prior year. This is partially offset by higher exploration in our South American business unit.

•             Finance expenses increased by $2.7 million to $4.5 million in the third quarter of 2012, compared to the same period in 2011, due to financing fees associated with efforts to arrange financing for the Constancia project.

•             Other finance losses increased by $20.7 million, compared to the same period in 2011, primarily as a result of:

•             impairment losses of $3.7 million recognized on available-for-sale investments in junior mining companies primarily due to poor market conditions, compared to impairment losses of $2.5 million in the third quarter of 2011;

•             foreign exchange losses of $13.5 million compared to foreign exchange gains of $7.9 million in the third quarter of 2011. The Canadian dollar strengthened against the US dollar in the third quarter of 2012.

For year-to-date 2012, other significant variances in expenses from operations, compared to the same period 2011 include the following:

•             Selling and administrative expenses decreased by $1.9 million, totaling $27.9 million year-to-date 2012. The decrease was mainly due to lower stock option expense as no new stock options were being issued. This was partially offset by increased expenses for restricted share units, resulting from a greater number of outstanding units.

•             Exploration and evaluation expenses decreased by $4.0 million to $32.6 million year-to-date in 2012 mainly due to a $4.3 million offset from additional investment tax credits recognized as a result of the “New Mine” status for income tax purposes received in the second quarter of 2012 for the Lalor project, in addition to lower costs being incurred at our Back Forty project in Michigan. This is partially offset by higher exploration activities in our South America business unit.

•             Other operating income decreased by $2.2 million mainly as a result of a gain recognized on our sale of WPCR during the second quarter of 2011.

•             Finance expenses increased by $7.4 million which related mainly to financing fees associated with efforts to arrange financing for the Constancia project.

•             Other finance losses increased by $51.5 million mainly as a result of:

•             impairment losses of $37.2 million recognized on available-for-sale investments in junior mining companies primarily due to poor market conditions, compared to impairment losses of $3.9 million in the same period of 2011;

•             mark-to-market losses of $1.6 million on our portfolio of warrants to purchase shares in junior mining companies, compared to mark-to-market gains of $0.9 million in the same period of 2011;

•             recognition of an impairment on non-trade receivables of $2.7 million during the first quarter of 2012; and

•             foreign exchange losses of $10.1 million compared to foreign exchange gains of $4.2 million in the same period of 2011. The Canadian dollar strengthened against the US dollar year-to-date in 2012.

Tax Expense

Year-to-date 2012, tax expense decreased by $40.9 million compared to the same period in 2011.

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
($000s)	2012	2011	2012	2011
Non-cash - income tax expense (1)	3,471	13,638	42,690	13,879
Non-cash - mining tax expense (1)	899	31,047	8,926	31,750
Total non-cash tax expense	4,370	44,685	51,616	45,629
Estimated current taxes payable - income tax	54	12,333	(16,041)	35,903
Estimated current taxes payable - mining tax	6,674	(3,493)	21,847	16,770
Total estimated current taxes payable	6,728	8,840	5,806	52,673
Tax expense	11,098	53,525	57,422	98,302

(1)                                  Non-cash tax expenses represent our draw-down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on profit before tax for year-to-date 2012 was approximately 92.5% (year-to-date 2011 - 35.8%). Applying the statutory income tax rate of 26.5% to our profit before taxes of $28.8 million would have resulted in a tax expense of approximately $7.6 million; however we recorded an income tax expense of $26.6 million (year-to-date 2011 - $49.8 million). The significant items causing our effective income tax rate to be different than the 26.5% statutory income tax rate include:

•             Losses cause deferred tax assets and a related benefit. Certain of our foreign operations recorded losses of $14.9 million (year-to-date 2011 - $5.8 million) where we have determined that we are not more likely than not to realize the benefit related to the losses; accordingly we have not recorded a deferred tax asset.

•             Impairment loss of $37.2 million that was recorded to recognize impairments on available-for-sale investments in junior mining companies primarily due to poor market conditions. These losses cause deductible temporary differences which can result in a deferred tax asset being recognized to the extent of any Canadian accrued gains based on the projected applicable capital gains tax rate of 12.5%. We have not recorded a related deferred tax asset for these deductible temporary differences as there are no Canadian accrued gains on account of capital.

•             Increase to our valuation allowance with respect to increases in our temporary differences realized in 2012 year-to-date of $10.0 million (year-to-date 2011 - $8.7 million) that relate to obligations associated with mine closure.

•            Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant and equipment. We recognized a deferred tax expense of $2.3 million (year-to-date 2011 - $7.9) related to the increase in the property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined we are not more likely than not to realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 17.0% to our profit before taxes for the year-to-date period of $28.8 million would have resulted in a tax expense of approximately $4.9 million; however, we recorded a mining tax expense of $30.8 million (year-to-date 2011 - $48.5 million). Year-to-date, our effective rate for mining taxes was approximately 106.9% (year-to-date 2011 - 34.8%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on net profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 17.0%.

Peru

In 2011, the Peruvian government enacted a new mining tax (the “Special Mining Tax”) that is imposed on the mining sector in parallel with the existing royalty regime, which in turn was amended in order to be applied on companies’ operating mining income, rather than sales (the “Modified Royalty”). Both the Special Mining Tax and the Modified Royalty are applied on operating mining income based on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at September 30, 2012 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Precious Metals Stream Transaction with Silver Wheaton

On September 28, 2012 we closed a precious metals stream transaction with Silver Wheaton and received an upfront deposit payment of US$500 million. We will receive a further US$250 million in deposit payments in two equal installments once US$500 million and US$1 billion, respectively, in capital expenditures have been incurred at our Constancia project. The US$750 million of deposit payments are in respect of (i) 100% of payable gold and silver from our 777 mine until the later of December 31, 2016 and satisfaction of a completion test at Constancia, and thereafter 50% of payable gold and 100% of payable silver, and (ii) 100% of payable silver from the Constancia project. In addition to the deposit payments, for gold and silver delivered, we will receive cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The precious metals stream transaction does not include gold production at Constancia, precious metals production from our Lalor project or our land package in Peru outside of the Constancia and Pampacancha deposits or any other metals or minerals, including copper or zinc, from any of our properties.

For further information on the precious metals stream transaction, refer to note 16 of our September 30, 2012 consolidated interim financial statements.

9.50% Senior Unsecured Notes

On September 13, 2012, we issued US$500 million aggregate principal amount of 9.50% senior unsecured notes (the “Notes”) due October 1, 2020. The Notes were priced at 100 percent of their face value, and yielded proceeds of US$484 million net of directly attributable transaction costs. The Notes have been designated as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds will be used to fund the development of Constancia, interest costs will be capitalized to project assets during the construction period of this project. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project.

The Notes contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to our financial performance, there are transaction-based restrictive covenants that limit our ability to incur additional indebtedness in certain circumstances. These restrictions could limit our ability to obtain future debt financing, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in the economy or metals prices. In addition, our ability to make restricted payments, including dividend payments, is subject to our compliance with certain covenants which require either the generation of sufficient net earnings or, in the case of semi-annual dividend payments in an amount not exceeding US$20 million, the maintenance of a ratio of consolidated debt to earnings before interest, tax, depreciation and amortization (“EBITDA”) of 2.50 to 1.00 or less. These restrictions may impair our ability to maintain our semi-annual dividend at its current level or at all.

For further information on the terms of the Notes, refer to note 15 of our September 30, 2012 consolidated interim financial statements.

Senior Secured Revolving Credit Facility

As a result of completing the precious metals stream transaction with Silver Wheaton, we entered into an amendment to our US$300 million credit facility with a syndicate of lenders. The amendment provides the lenders with security over our assets in Manitoba and Saskatchewan and eliminates the requirement to provide guarantees from our Peruvian business. The credit facility, which matures on November 3, 2014, contains customary covenants for a facility of this type, including the requirement to maintain a ratio of consolidated debt to earnings before EBITDA of 3.0 to 1.0 or less on a trailing 12 month basis, and the maintenance of minimum liquidity of 120% of remaining capital spending on the Lalor project.

As at September 30, 2012, we were in compliance with our covenants under the facility. Also as at September 30, 2012, we had $64.5 million in outstanding letters of credit collateralized by cash and cash equivalents that would have been classified as restricted cash in the absence of the credit facility.

Financial Condition

Financial Condition as at September 30, 2012 compared to December 31, 2011

Cash and cash equivalents increased by $599.9 million from December 31, 2011 to $1,499.0 million as at September 30, 2012. This increase was mainly driven by receiving net proceeds of $475.6 million for the issuance of the Notes and an initial payment of $491.6 million related to the US$750 million precious metals stream transaction. This was partially offset by $329.7 million in capital expenditures primarily relating to our Lalor and Constancia projects, $62.5 million of cash taxes paid and $34.4 million of dividend payments, offset by operating cash flow. We hold our cash and cash equivalents in low-risk, liquid investments with major Canadian financial institutions.

Working capital increased by $578.9 million to $1,420.6 million from December 31, 2011 to September 30, 2012. In addition to the higher cash and cash equivalents position:

•             Receivables increased by $21.1 million, due to timing of shipments;

•             Taxes receivable, net of taxes payable, increased by $41.6 million as a result of timing of payments and as a result of the “New Mine” status granted for Lalor for income tax purposes which resulted in the recognition of additional ITCs in the tax receivable balance and reduced taxes owing from prior years as a result of accelerated depreciation of prior year tax pools.

•             The current portion of other financial liabilities increased by $21.3 million primarily as a result of the Peru community agreements described below;

•             Current portion of deferred revenue increased by $81.4 million in relation to the precious metals stream transaction; and

•             Assets and associated liabilities held for sale increased by $5.4 million and $21.1 million respectively, as a result of our classification of Balmat as assets held for sale. See note 5 of the consolidated interim financial statements for more information.

In March 2012, we entered into two agreements with communities near the Constancia project in Peru pursuant to which we acquired rights to extract minerals over the useful life of the Constancia project, defined to be a minimum of 15 years. We recognized a liability and a corresponding asset, which have been presented in capital works in progress within property, plant and equipment, together with capitalized costs of the Constancia project. In June 2012, we entered into an additional agreement with one of the communities near the Constancia project, pursuant to we acquired rights to carry out exploration and evaluation activities in the area for a minimum period of three years. We recognized the liability and a corresponding exploration and evaluation expense.

Cash Flows

The following table summarizes our cash flows for the three and nine months ended September 30, 2012 and September 30, 2011.

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
($000s)	2012	2011	2012	2011

Loss for the period	(6,138)	(41,083)	(28,608)	(197,874)
Loss from discontinued operations	—	(25,031)	—	(238,784)
(Loss) profit from continuing operations	(6,138)	(16,052)	(28,608)	40,910
Tax expense	11,098	53,525	57,422	98,302
Items not affecting cash	24,887	46,901	166,862	119,410
Operating cash flows of discontinued operations	—	(2,058)	—	(2,126)
Taxes paid	(8,360)	(17,886)	(62,489)	(88,377)
Operating cash flows before stream deposit and change in non-cash working capital	21,487	64,430	133,187	168,119
Precious metals stream deposit	491,600	—	491,600	—
Change in non-cash working capital	(12,243)	14,030	(107,704)	(15,003)
Cash (used in) generated by operating activities	500,844	78,460	517,083	153,116
Cash used in investing activities	(162,040)	56,511	(348,766)	(152,323)
Cash generated by (used in) financing activities	454,899	(17,111)	434,506	(34,438)
Effect of movement in exchange rates on cash and cash equivalents	(4,783)	5,519	(2,919)	3,041
Increase (decrease) in cash and cash equivalents	788,920	123,379	599,904	(30,604)

Cash Flow from Operating Activities

Operating cash flow before stream deposit and change in non-cash working capital was $21.5 million for the third quarter of 2012, a $42.9 million decrease compared with the same period in 2011 mainly as a result of the lower sales volumes.

Year-to-date 2012 operating cash flows before stream deposit and change in non-cash working capital were $133.2 million, reflecting a decrease of $34.9 million from the same period in 2011 mainly as a result of lower realized prices and the lower sales volumes. Partly offsetting this decrease was a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools related to the New Mine status ruling at our Lalor mine in the second quarter of 2012.

Cash Flow from Investing and Financing Activities

During the third quarter of 2012, our investing and financing activities generated cash of $292.9 million, driven primarily by proceeds from the issuance of the Notes. Partially offsetting this was capital expenditures of $153.9 million at our various projects, Peruvian sales tax payments of $9.2 million related to capital expenditures and dividend payments of $17.2 million.

Year-to-date 2012, we generated $85.7 million in investing and financing activities primarily driven by the proceeds from the issuance of the Notes. Partially offsetting this was capital expenditures of $329.7 million, dividend payments of $34.4 million, acquisition of investments in junior mining companies of $5.1 million and Peruvian sales tax payments of $18.5 million.

Capital Expenditures

The following summarizes cash additions(1) to capital assets for the periods indicated:

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
(in $ millions)	2012	2011	2012	2011
Plant and Equipment	9.5	7.4	30.2	24.7
Capital Development	4.1	3.3	12.0	12.9
Capitalized Exploration	1.1	5.5	2.8	12.2
Capitalized Fenix Project	—	—	—	7.2
Capitalized Lalor Project	33.2	46.7	93.8	113.6
Capitalized 777 North Expansion	1.6	—	5.3	—
Capitalized Reed Project	9.3	—	15.9	—
Capitalized Peru	64.7	20.0	221.3	24.9
	123.5	82.9	381.3	195.5
Less: capital accruals for the period	30.4	(13.7)	(51.6)	(25.4)
Total	153.9	69.2	329.7	170.1

(1)	Excludes non-cash additions such as changes resulting from estimates relating to decommissioning and restoration liabilities and capitalized depreciation.

Our capital expenditures for the three months ended September 30, 2012 were $153.9 million, an increase of $84.7 million, compared to the same period in 2011. The increase is primarily due to increased expenditures at our Constancia and Reed projects, partially offset by lower capitalized costs at our Lalor project.

Our capital expenditures for the nine months ended September 30, 2012 were $159.6 million higher than the same period in 2011, primarily due to increased capitalized expenditures at our Constancia project. In addition capitalized expenditures increased as a result of our Reed project, partially offset by decreased capitalized expenditures at our Lalor project, reduced sustaining capital expenditures and the sale of our Fenix project in the third quarter of 2011.

For the full year, sustaining capital expenditures in Manitoba are expected to be moderately lower than previous guidance due to the deferral of several discretionary projects.

Of the $51.6 million year-to-date capital accruals, $43.8 million related to the Peru Community agreements that will be paid over the life of the mine. The second quarter 2012 accrual was reduced by a payment of $15.9 million related to these agreements.

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
(in $ millions)	2012	2011	2012	2011
777 Mine	6.7	3.7	20.8	16.2
Trout Lake Mine	—	—	1.2	—
Chisel North Mine	—	0.1	—	0.5
Flin Flon and Snow Lake Concentrators	1.0	0.1	3.2	0.4
Flin Flon and Snow Lake Other	4.3	4.9	10.2	14.2
Zinc Plant	0.9	2.2	7.8	3.3
Other	2.0	—	1.6	5.2
Sustaining capital expenditures	14.9	11.0	44.8	39.8
Lalor Project	33.2	46.7	93.8	113.6
Fenix Project	—	—	—	7.2
Capitalized Peru	64.7	20.0	221.3	24.9
777 North Expansion	1.4	1.8	5.3	6.4
Back Forty Project	—	3.4	0.2	3.6
Reed	9.3	—	15.9	—
Growth capital expenditures	108.6	71.9	336.5	155.7
Less: capital accruals for the period	30.4	(13.7)	(51.6)	(25.4)
Total	153.9	69.2	329.7	170.1

Contractual Obligations and Commitments

As at September 30, 2012, we had outstanding capital commitments of approximately $90.5 million primarily related to our Lalor and Reed projects, of which approximately $26.7 million cannot be terminated by Hudbay; and approximately $318.7 million in Peru, primarily related to our Constancia project, of which approximately $111.9 million cannot be terminated by Hudbay.

Liquidity

As at September 30, 2012, we have $1,847 million in remaining estimated capital costs associated with the Constancia, Lalor and Reed projects and we have total available liquidity of $1,984.5 million, comprising our cash and cash equivalents, US$250 million in deposits to be received from Silver Wheaton and availability under our credit facility of $235.5 million net of outstanding letters of credit. These amounts do not include anticipated cash flow from operations. While we believe that we have sufficient liquidity to satisfy spending requirements to complete our key capital projects and meet our debt service obligations (including obligations under the Notes), to the extent that capital costs are higher than currently forecast, metals prices decline materially from current levels or we have other unanticipated demands on our liquidity, we may need to raise additional financing to complete our capital projects or seek other sources of liquidity such as additional streaming transactions, dispositions of our investments in junior mining companies or reductions in or suspensions of our semi-annual dividend.

Outstanding Share Data

As of October 31, 2012, there were 171,973,287 common shares of Hudbay issued and outstanding. In addition, options for a maximum aggregate of 3,695,665 common shares were outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2012			2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	($000s)
Revenue	144,659	189,858	187,038	254,314	212,335	246,823	177,345	184,607
(Loss) profit before tax	4,960	(726)	24,579	69,813	37,474	67,368	34,371	26,594
(Loss) profit from continuing operations	(6,138)	(30,441)	7,970	34,286	(16,052)	41,092	15,870	13,694
Loss from discontinued operations	—	—	—	—	(25,031)	(212,970)	(783)	(5,826)
(Loss) profit	(6,138)	(30,441)	7,970	34,286	(41,080)	(171,878)	15,087	7,868
(Loss) earnings per share:
Basic	(0.03)	(0.17)	0.05	0.21	(0.23)	(0.97)	0.11	0.07
Diluted	(0.03)	(0.17)	0.05	0.21	(0.23)	(0.97)	0.11	0.07
Operating cash flow per share(1)	0.12	0.38	0.25	0.46	0.37	0.36	0.27	0.23

(1) Operating cash flow per share is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 33 of this MD&A.

In the second and third quarters of 2012 we recorded a loss compared to profits in the first quarter of 2012 and the first and fourth quarters in 2011. The loss in the third quarter was mainly a result of a significant foreign exchange loss and lower gross profit. The loss in the second quarter of 2012 was mainly a result of a $31.0 million impairment on our available-for-sale investments in junior mining companies. The loss in the third quarter of 2011 was mainly a result of higher deferred tax expense of $26.9 million arising from changes in Peruvian mining tax rates and an increase in the present value of decommissioning and restoration obligations as well as a loss of $22.5 million on disposal of the Fenix project. The loss in the second quarter of 2011 was a result of a $212.7 million impairment on the Fenix project which was sold in the third quarter of 2011.

In 2010 our profit was affected by expenditures relating to the Lalor project, as it was in the exploration and evaluation phase; however, effective January 1, 2011, Lalor was considered a development phase project and therefore, the Lalor project costs were capitalized.

Sales in the last three quarters of 2011 benefited from the drawdown of copper concentrate inventory that had accumulated in late 2010 and early 2011 due to a shortage of available railcars that was subsequently resolved. 2011 revenues also benefited from higher copper and zinc prices and significant drawdown of excess copper concentrate inventory.

Operating cash flow per share was lower in the third quarter of 2012 compared to previous quarters. The second quarter operating cash flows per share benefited from a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools related to the New Mine status ruling at our Lalor mine. Results in 2011 reflected strong metal prices in the first half and the drawdown of excess copper concentrate inventory in the second half.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash costs per pound of copper sold are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of by-product cash costs, they help investors assess our overall costs of metal production and compare those costs to those of other base metal producers. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three and nine months ended September 30, 2012 and September 30, 2011.

	Three Months Ended		Nine Months Ended
($000s except share and per share amounts)	Sep. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011
Operating cash flow before stream deposit and change in non-cash working capital	21,487	64,430	133,187	168,119
Weighted average shares outstanding	171,965,924	171,905,912	171,955,741	166,490,423
Operating cash flow per share	$0.12	$0.37	$0.77	$1.01

Cash cost per pound of copper sold

In the current quarter, we have introduced cash costs per pound of copper sold, calculated using the by-product method, as a new non-IFRS measure (see “Non-IFRS Financial Performance Measures” above). This measure replaces our previous disclosure of co-product costs of copper, zinc and gold as the 777 precious metal stream transaction would have significantly changed the allocation of costs among the three metals in a way that would have made the resulting co-product cost calculations less meaningful for investors compared to by-product cash costs, which do not require the allocation of costs.

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
	2012	2011	2012	2011
Cash cost per unit sold
$/lb
Mining, milling, concentrating	1.05	1.15	1.04	1.12
On-site administration and general expenses	0.34	0.24	0.31	0.27
Cost to concentrate	1.39	1.39	1.35	1.39
Treatment and refining	0.13	0.20	0.16	0.20
Freight and distribution	0.29	0.31	0.27	0.28
Other	(0.04)	0.02	0.01	0.01
Downstream costs	0.38	0.53	0.44	0.49
Net by-product credits	(1.02)	(1.18)	(1.04)	(1.47)
Cash cost per pound of copper sold	0.75	0.74	0.75	0.41

Reconciliation to Income Statement
($000’s)
Cost of sales - mine operating costs	81,657	120,790	310,290	341,725
Treatment and refining charges	3,973	9,587	17,180	25,242
By-product revenues	(74,724)	(99,180)	(275,097)	(323,940)
	10,906	31,197	52,373	43,027

Indirect costs(1)
Share based payment	(621)	91	(872)	(247)
Adjustments related to zinc inventory write-downs	4,635	(5,351)	3,130	(5,351)
Demolition and rehabilitation	(47)	(1,130)	(129)	(1,779)
Subtotal - cash costs	14,873	24,807	54,502	35,650
Copper sales (000s lbs)	19,788	33,556	72,269	86,036
Cash cost per pound of copper sold ($/lb)	0.75	0.74	0.75	0.41

(1) Indirect costs in cost of sales - mine operating costs

Our cash cost per pound of copper sold in the third quarter of 2012, was $0.75, compared to $0.74 in the same period in 2011. Mining, milling and concentrating costs per pound of copper sold were lower in the third quarter of 2012 compared to the same period in 2011 as a result of lower mine costs at our Chisel North mine. The remaining tonnage in this mine was located in pillars in areas that were well developed and the method used to extract the ore was low cost. On site administration and general expenses were higher on a per unit basis primarily as a result of decreased units sold. Net by-product credits are lower primarily as a result of timing of the recognition of gold and silver revenue as a result of the precious metals stream transaction with Silver Wheaton.

Our cash cost per pound of copper sold year-to-date 2012 was $0.75, compared to $0.41 for the same period in 2011. Mining, milling and concentrating costs per pound of copper sold were lower year-to-date 2012 compared to year-to-date 2011 as a result of lower mine costs at our Chisel North and our Trout Lake mines. At our Trout Lake mine, development costs were lower, and we needed less ground control work, used fewer consumables and transitioned fixed cost labour resources to the 777 North expansion and 777 mine. At our Chisel North mine, the mining method used to extract the ore was lower cost compared to 2011. On site administration and general expenses were higher on a per unit basis primarily as a result of decreased units sold. Net by-product credits were lower primarily due to realized lower zinc prices, the sale of scrap copper-bearing material in the first quarter of 2011, as well as a result of timing of the recognition of gold and silver revenue as a result of the precious metals stream transaction with Silver Wheaton.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards adopted in 2012

For information on our adoption of new accounting standards, refer to note 3 of our September 30, 2012 condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our September 30, 2012 condensed consolidated interim financial statements.

Estimates and judgments

For information on significant areas requiring us to make estimates and judgments, refer to note 2 of our September 30, 2012 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

During the first quarter of 2012, our Corporate office began using a new enterprise resource planning (“ERP”) information system that we previously implemented at our Manitoba business unit during the second quarter of 2011. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to support ICFR during and after the implementation.

We did not make any other changes to ICFR during the quarter ended September 30, 2012 that materially affected or are reasonably likely to materially affect our ICFR.